Exhibit 28 (m) (18) under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

11/9/12 – 12b-1 terminated

2/21/11 – Federated International High Income Fund name changed to Federated Emerging Market Debt Fund

EXHIBIT C

to the

Distribution Plan

FEDERATED WORLD INVESTMENT SERIES, INC.:

Federated International High Income Fund

Class A Shares

This Exhibit C to the Distribution Plan is adopted as of the 15th day of November, 2007, by Federated World Investment Series, Inc. with respect to the Class A Shares of the portfolio of the Corporation set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Class A Shares of Federated International High Income Fund held during the month.

Witness the due execution hereof this 1st day of December, 2007.

FEDERATED WORLD INVESTMENT SERIES, INC.

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President